14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex Télécopie : 01 . 43 14 46





UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2001-11-15-01
E-mail : cchalon@fr.beghin-say.com

November, 15th 2001

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Press release,
- Quarterly newsletter September 30, 2001,

about results for the nine months ended September 30, 2001.

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

Catherine CHALON-SZYMANEK
General Secretary



PRESS RELEASE

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

Paris, November 8, 2001 - The Board of Directors of Béghin-Say met on November 8, 2001 under the chairmanship of Jérôme de Pelleport to review the unaudited consolidated financial statements for the nine months ended September 30, 2001.

The quarterly financial statements have been prepared using the same accounting principles and valuation methods as those used for the annual financial statements, in accordance with regulation n° 99-02 of the French Accounting Standards Committee (CRC) governing the consolidated financial statements of commercial and public sector companies, and recommendation n° 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements. Following the demerger from the Eridania Béghin-Say Group, pro forma financial statements have been prepared for the nine months ended September 30, 2000 in order to permit meaningful comparisons. The Group's auditors have not performed a limited review of the pro forma financial statements for the nine months ended September 30, 2000 or the published financial statements for the nine months ended September 30, 2001.

Key figures (in EUR millions)	9 months 2000*	**9 months 2001**	Δ
Sales	1,322.4	**1,300.9**	- 1.6 %
Operating income	141.2	**129.8**	- 8.1 %
Pre-tax income from continuing operations	88.6	**91.3**	+ 3.0 %
Net income (Group share)	52.3	**43.0**	- 17.8 %
Shareholders' equity including minority interests	550.9	**578.6**	
Net indebtedness	987.5	**1,013.6**	
Net debt-to-equity ratio	1.79	**1.75**	

By business segment (in EUR millions)	**Sales**			**Operating income**		
	9 months 2000*	**9 months 2001**	**Δ**	9 months 2000*	**9 months 2001**	**Δ**
Sugar and Alcohol France	798.0	**777.3**	-2.6%	126.8	**122.0**	-3.8%
Sugar and Alcohol Italy	470.9	**463.9**	-1.5%	5.6	**-2.0**	n.m.
Sugar and Alcohol Hungary	51.8	**58.0**	+12.0%	7.9	**9.1**	+15.2%
Other	1.7	**1.7**	-	0.9	**0.7**	n.m.
Total	1,322.4	**1,300.9**	**-1.6%**	141.2	**129.8**	**-8.1%**

** pro forma figures*

- **Sales** for the first nine months of 2001 contracted by 1.6% compared with the same period of 2000. The decline was partly due to the reduction in EU quota decided for the 2000/2001 campaign, which eroded quota sugar exports from France. Non-quota sugar exports from France





increased, however. Domestic demand weakened in Hungary and also in Italy, where the situation was exacerbated by high imports.

- **Operating income** declined by 8.1% compared with the first nine months of 2000. Higher sales prices helped to shore up operating margins to varying extents, depending on the market. In France, however, the price impact only partly offset the non-recurrence of the prior year's reversal of the provision on non-quota sugar. In addition, overall price increases failed to neutralise the effect of rises in certain costs, particularly energy costs in Italy.

- **Pre-tax income from continuing operations** expanded by 3.0%.

- **Net income (Group share)** came to EUR 43.0 million, down 17.8% on pro forma net income for the first nine months of 2000. The decline reflected the 2001 decrease in operating income and the swing to net non-recurring expense of EUR 18.2 million from first-nine-month 2000 net non-recurring income of EUR 0.6 million. The impact of these non-recurring items was partly offset by lower net interest expense and corporate income tax.

- The **net debt-to-equity ratio** at September 30, 2001 stood at 1.75 versus 1.79 one year earlier.

OUTLOOK FOR 2001

Full year results will depend to some extent on the trend in world sugar prices as well as on conditions during the sugar campaigns. In France, market trends should remain favourable overall and the buoyant world environment should have a positive impact on results in Hungary. In Italy, however, imports from EU countries remain at a high level. Under these circumstances, the current outlook points to a satisfactory operating performance and the Group should come near, but not match, the outstanding results achieved in 2000 against a backdrop of rapidly climbing world sugar prices.

Additional information is provided in the quarterly newsletter, which includes the unaudited consolidated financial statements for the period. The quarterly newsletter is available on request from the Group's Financial Communication Department – 14, bd du Général Leclerc – F 92572 Neuilly-sur-Seine Cedex, France. This press release and the quarterly newsletter will be posted on the Béghin-Say website on November 9, 2001
http://www.beghin-say.com

Financial calendar
Provisional 2001 results announcement: Wednesday, February 6, 2002

Press Contact : 01 41 43 10 10





Quarterly newsletter

September 30, 2001

RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (EUR million)

(unaudited)	9 months to Sept. 30, 2000*	**9 months to Sept. 30, 2001**	Change
Sales	1,322.4	**1,300.9**	- 1.6%
Operating income	141.2	**129.8**	- 8.1%
Net interest expense	(52.6)	**(38.5)**	
Pre-tax income from continuing operations	88.6	**91.3**	+ 3.0%
Net non-recurring income (expense)	0.6	**(18.2)**	
Corporate income tax	(40.2)	**(30.7)**	
Net income (Group share)	52.3	**43.0**	- 17.8%
Shareholders' equity (including minority interests)	550.9	**578.6**	
Net indebtedness	987.5	**1,013.6**	
Net debt -to-equity ratio	1.79	**1.75**	

* pro forma figures

Notes to the consolidated financial statements

Accounting policies
The quarterly financial statements have been prepared using the same accounting principles and valuation methods as those used for the annual financial statements, in accordance with regulation no. 99-02 of the French Accounting Standards Committee (CRC) governing the consolidated financial statements of commercial and public sector companies, and recommendation no. 99.R.01 of the National Accounting Board (CNC) relating to interim financial statements.

Valuation methods
The assets and liabilities acquired by Béghin-Say are those described in the Eridania Béghin-Say demerger agreement. They have been valued on the basis of fair values as appraised by independent experts and therefore incorporate any revaluation differences, positive or negative.
The goodwill and badwill resulting from the consolidation of these fair values are being reviewed and analysed in detail with a view to their definitive allocation which might eventually impact net income. This review will be completed by the end of the financial year following the demerger.

Seasonal influence
Interim sales and operating income may be affected by the seasonal nature of sugar production and the resulting peak in sales in the fourth quarter of the year. Inter-campaign costs are recorded in the balance sheet under deferred charges and are written off to the income statement when production starts. Consequently, results for the first nine months do not include inter-campaign costs for plants where production has not yet started.

Period-on-period comparisons
Pro forma financial statements have been prepared for the nine months ended September 30, 2000 and the year ended December 31, 2000, to permit meaningful comparisons. The 2000 financial statements are included in the information memorandum ("Document E") issued at the time of the Eridania Béghin-Say Group demerger. The demerger was approved by the Extraordinary Shareholders' Meetings of the companies concerned on June 25, 2001 and June 30, 2001 and was effective for legal and accounting purposes as of January 1, 2001. The Group's auditors have not performed a limited review of the financial statements for the nine months ended September 30, 2000 (pro forma) or ended September 30, 2001.

Contents

COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

There were no changes in the Group's consolidation scope compared with the first nine months of 2000. The effect of changes in exchange rates was not material, apart from a EUR 0.1 million positive impact on sales in Hungary.

The 1.6% decline in **sales** reflected lower sales by the French and Italian companies, which were only partly offset by higher sales in Hungary.

Operating income contracted by 8.1% to EUR 129.8 million from EUR 141.2 million for the first nine months of 2000. As in the case of sales, the decline in operating income of the French and Italian companies was only partly offset by increased operating income in Hungary.

Net interest expense amounted to EUR 38.5 million compared with EUR 52.6 million for the first nine months of 2000. The decline was primarily attributable to the fact that Béghin-Say's financing rates are lower than the average rate for the Eridania-Béghin-Say Group which was used in the 2000 pro forma financial statements.

Pre-tax income from continuing operations climbed 3.0% to EUR 91.3 million from EUR 88.6 million for the first nine months of 2000.

The Group had **net non-recurring expense** of EUR 18.2 million as opposed to net non-recurring income of EUR 0.6 million in the first nine months of 2000. Non-recurring expenses consisted primarily of costs related to the demerger from the Eridania Béghin-Say Group.

Corporate income tax stood at EUR 30.7 million versus EUR 40.2 million in the first nine months of 2000, reflecting a decline in taxable income.

After adding the EUR 2.0 million contribution from companies accounted for by the equity method and deducting EUR 0.3 million in goodwill amortisation and EUR 1.1 million in minority interests, **net income (Group share)** came to EUR 43.0 million compared with EUR 52.3 million for the first nine months of 2000.

At September 30, 2001, consolidated **shareholders' equity** including minority interests stood at EUR 578.6 million, compared with EUR 550.9 million one year earlier and EUR 596.4 million at December 31, 2000, after payment of the 2000 dividend and the impact of share buybacks for the period.

After deducting cash of EUR 49.4 million and marketable securities of EUR 98.1 million, excluding treasury shares, the Group's **net indebtedness** at September 30, 2001 came to EUR 1,013.6 million – net of EUR 4.9 million in temporary financial transactions carried out in connection with the Eridania Béhin-Say demerger – versus EUR 987.5 million at September 30, 2000 and EUR 1,188.7 million at December 31, 2000.

The **net debt-to-equity ratio** at September 30, 2001 stood at 1.75 versus 1.79 one year earlier and **interest cover** (operating income/interest expense) represented 3.37 versus 2.68.

Significant events during the first nine months of 2001

For more detail, please refer to pages 6 and 7 of the 2001 half-yearly report.

- Béghin-Say, which had taken over the former Ceresucre sugar business following the demerger of the Eridania Béghin-Say Group, was listed on the Paris stock exchange on July 2, 2001. Béghin-Say has been included in the SBF 120 index since August 8, 2001.
- In May 2001, the EU sugar regime was renewed for a period of five years, starting from the 2001/2002 campaign and ending with the 2005/2006 campaign.
- In July 2001, Béghin-Say announced its acquisition of Açucar Guarani, a Brazilian sugar producer with annual production of some 390,000 tonnes of sugar and 500,000 hectolitres of alcohol.

During the third quarter of 2000, in addition, Béghin-Say bought back 130,000 of its own shares at a total cost of EUR 4.46 million, representing an average price per share of EUR 34.30. These buybacks raised to 170,000 the number of treasury shares held at September 30, 2001, representing 0.66% of the Company's capital.

Subsequent events

- The Açucar Guarani transaction was completed on October 1, 2001.
- On October 10, 2001, a protocol agreement was reached bringing to an end the strike at five French sugar plants that had started on September 19. The protocol, which did not add any new elements to the agreement signed on June 19, 2001 by the four unions not taking part in the strike, confirmed the employment policy that had already been initiated, called for payment of a 0.7% bonus to be deducted from the new salary package to be negotiated in 2002, and staggered salary deductions for unpaid strike time.

REVIEW BY BUSINESS SEGMENT

Sales by country (reported data)

in millions of EUR	9 months 2000*	**9 months 2001**	**Δ ¤m**
Sugar and Alcohol France	798.0	**777.3**	-20.7
Sugar and Alcohol Italy	470.9	**463.9**	-7.0
Sugar Hungary	51.8	**58.0**	+6.2
Other	1.7	**1.7**	-
TOTAL	1,322.4	**1,300.9**	-21.5

Operating income by country (reported data)

in millions of EUR	9 months 2000*	**9 months 2001**	**Δ ¤m**
Sugar and Alcohol France	126.8	**122.0**	-4.8
Sugar and Alcohol Italy	5.6	**(2.0)**	-7.6
Sugar Hungary	7.9	**9.1**	+1.2
Other	0.9	**0.7**	-0.2
TOTAL	141.2	**129.8**	-11.4

* pro forma figures

Sugar and Alcohol France

in millions of EUR	9 months 2000*	**9 months 2001**	**Δ**
Sales	798.0	**777.3**	-2.6%
Operating income	126.8	**122.0**	-3.8%
Operating margin	15.9%	**15.7%**	

Quota sugar sales contracted compared with the first nine months of 2000, primarily due to the reduction in EU quotas decided for the 2000/2001 campaign. For Béghin-Say, the impact was an approximately 50,000 tonne decrease in quota sugar exports. This was offset by higher sales of non-quota sugar produced in 2000/2001 which was not carried forward to the following campaign due to the high world sugar prices.

Table-top sugar sales prices rose slightly, while industrial sugar prices remained flat over the period. Export prices to other EU countries were boosted by higher sales volumes in certain markets.

Operating margin on quota sugar sales edged up, but the increase was not sufficient to offset the non-recurrence of the prior year's reversal of the provision on non-quota sugar.

Alcohol sales prices continued to be boosted by high oil prices.

Sugar and Alcohol Italy

in millions of EUR	9 months 2000*	**9 months 2001**	Δ
Sales	470.9	**463.9**	-1.5%
Operating income	5.6	**(2.0)**	n.a.
Operating margin	1.2%	**-0.4%**	

The sharp rise in imports from both inside and outside the EU in 2001 prevented the Group from achieving its sales targets in a declining Italian market. Lower domestic sales volumes were offset, however, by higher exports to non-EU countries. Sales prices rose but operating margin was eroded by higher production costs for the last campaign – mainly due to increased energy costs – and rises in certain distribution costs.

As was the case in France, alcohol prices were boosted by high oil prices. This favourable trend was accompanied by improved control over production costs, leading to increased margins.

Sugar Hungary

in millions of EUR	9 months 2000*	**9 months 2001**	Δ
Sales	51.8	**58.0**	+12.0%
Operating income	7.9	**9.1**	+15.2%
Operating margin	15.3%	**15.7%**	

Despite weaker domestic demand, Béghin-Say succeeded in matching prior year table-top sugar volumes but, unfortunately, the same did not apply to industrial sugar sales.

Domestic sales prices were boosted by rising world sugar prices in the first part of the period and their continued strength over the rest of the period. The higher prices helped to keep operating margin at a similar level as that for the first nine months of 2000, despite the overall decline in volumes and an increase in production costs compared with the previous campaign.

*

* *

Outlook

In France, market trends should remain favourable overall, and the resulting sales should go a long way towards offsetting the higher cost of energy and other production factors. In Italy, earnings will continue to be weakened by a high level of imports from EU countries. In Hungary, the positive world environment should ensure that the good operating results achieved in the first nine months are reflected in full year results.

For the Group as a whole, full year results will depend to some extent on the trend in world sugar prices as well as on conditions during the sugar campaigns. The current outlook points to a satisfactory operating performance, and the Group should come near, but not match, the outstanding results achieved in 2000 against a backdrop of rapidly climbing world sugar prices.

Forthcoming results announcements (approximate dates)
2001 sales: February 13, 2002
2001 results: March 13, 2002

The quarterly results are also available on the Group's website
http://www.beghin-say.com

Financial information
Renaud Wattinne, Finance Director

Shareholder/investor relations
Olivier Leduc, Financial Communication Director
Tel +33 (0) 1 41 43 10 45 Fax +33 (0) 1 41 43 11 56
Email : oleduc@fr.beghin-say.com

BEGHIN - SAY

CONSOLIDATED BALANCE-SHEET

(in millions of EUR)

31 / 12 / 2000 Proforma		30 / 09 / 2001	30 / 09 / 2000 Proforma (*)
	Current assets		
23,5	Cash and cash equivalents	49,4	26,9
	Marketable securities	98,1	0,3
238,9	Trade receivables, net of allowances	224,5	223,8
1 068,0	Inventories and work-in-process	533,2	725,7
145,5	Other current assets	197,0	193,2
1 475,9	**Total current assets**	**1 102,2**	**1 169,9**
	Tangible and intangible assets		
606,6	Property, plant and equipment	614,0	628,4
	Goodwill		
509,4	Intangible assets	540,4	508,6
	Financial assets		
37,5	Investments accounted for by the equity method	34,5	38,0
18,0	Non-consolidated investments	111,5	18,3
11,6	Other financial assets	18,1	13,2
1 183,1	**Total non-current assets**	**1 318,5**	**1 206,5**
2 659,0	**Total assets**	**2 420,7**	**2 376,4**

(*) The financial pro forma statements have not been submitted to a limited review by auditors.

BEGHIN - SAY

CONSOLIDATED BALANCE-SHEET

(in millions of EUR)

31 / 12 / 2000 Proforma		30 / 09 / 2001	30 / 09 / 2000 Proforma (*)
	Liabilities		
541,1	Trade payables	299,3	503,8
1 212,2	Financial borrowings	1 166,0	1 014,7
82,2	Provisions for risks and charges	152,3	94,8
0,2	Investment subsidies	0,2	0,1
226,9	Other current liabilities	224,3	212,1
2 062,6	**Total current liabilities**	**1 842,1**	**1 825,5**
	Shareholder's equity		
25,7	Capital	25,7	25,7
532,1	Paid-in surplus, accumulated earnings	512,9	484,7
38,6	Minority interests	40,0	40,5
596,4	**Total shareholder's equity**	**578,6**	**550,9**
2 659,0	**Total liabilities and shareholder's equity**	**2 420,7**	**2 376,4**

(*) The financial pro forma statements have not been submitted to a limited review by auditors.

CONSOLIDATED INCOME STATEMENT

(in millions of EUR

2000 Proforma		30 / 09 / 2001	30 / 09 / 2000 Proforma (*)
	Revenues		
1 910,6	. Net Sales	**1 300,9**	**1 322,4**
69,2	. Other operating revenues	33,1	43,8
1 979,8	**Total revenues**	1 334,0	1 366,2
	Operating expenses		
1 039,3	. Purchases and changes in inventories	919,1	926,5
160,5	. Taxes not related to income	4,4	52,2
190,4	. Payroll expenses	85,0	105,6
75,4	. Depreciation and amortization	30,6	36,5
290,5	. Sundry expenses	165,1	104,2
1 756,1	**Total operating expenses**	**1 204,2**	**1 225,0**
223,7	**Operating income**	**129,8**	**141,2**
(83,1)	**Financial expense**	**(38,5)**	**(52,6)**
140,6	**Pre-tax income from continuing operations**	**91,3**	**88,6**
(17,1)	Non-recurring items, net	(18,2)	0,6
(25,5)	Corporate income taxes	(30,7)	(40,2)
98,0	**Net income of fully consolidated companies**	42,4	49,0
1,9	Group share in income of companies consolidated by equity method	2,0	2,4
1,6	Goodwill amortization	(0,3)	1,2
101,5	**Net income before minority interests**	44,1	52,6
(1,7)	Minority interests	(1,1)	(0,3)
99,8	**Net income - group share**	**43,0**	**52,3**
3,89	**Net earnings per share (in euros)**	**1,68**	**2,04**
25 628 609	**Average number of shares**	**25 623 254**	**25 628 609**

(*) The financial pro forma statements have not been submitted to a limited review by auditors.

CONSOLIDATED CASH FLOW STATEMENT

(in millions of EUR)

2000 Proforma		30 / 09 / 2001	30 / 09 / 2000 Proforma (*)
	CASH FLOWS FROM (FOR) OPERATING ACTIVITIES		
223,7	Operating income	129,8	141,2
75,4	Amortization - related to operations	30,6	36,5
(34,2)	Depreciation - related to operations	2,7	(42,0)
264,9	**Gross operating income**	**163,1**	**135,7**
(69,1)	Impact of timing differences	249,4	216,3
195,8	**Operating cash flow**	**412,5**	**352,0**
(83,1)	Net financial expense	(38,5)	(52,6)
(33,5)	Corporate income taxes	(34,3)	(28,0)
	Dividends received from companies consolidated by the equity method	0,6	
(41,0)	Other expenses paid, net	(21,4)	(8,3)
38,2	**TOTAL**	**318,9**	**263,1**
	CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES		
(71,3)	Additions to fixed assets	(61,4)	(58,4)
(5,6)	Additions to other assets (**)	(97,9)	(2,0)
18,8	Disposals of assets	20,4	18,2
	Investment subsidies received		
	(Acquisitions) Disposals of consolidated subsidiaries	(13,3)	
	Cash net of the purchased or sold subsidiaries		
21,5	Impact of timing differences	(13,2)	24,7
(36,6)	**TOTAL**	**(165,4)**	**(17,5)**
	CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES		
(89,9)	Dividends paid to Béghin - Say shareholders	(36,5)	(89,9)
(3,3)	Dividendes paid to minority shareholders of consolidated subsidiaries	(0,1)	(0,1)
	Self-control investment shares of Béghin-Say SA	(4,5)	
96,4	Increases (reductions) in borrowings	11,6	(146,9)
	Impact of timing differences		(0,2)
3,2	**TOTAL**	**(29,5)**	**(237,1)**
	IMPACT OF EXCHANGE RATES VARIATIONS		
4,8	**NET CHANGE IN CASH AND CASH EQUIVALENTS**	**124,0**	**8,5**
18,7	**CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR**	**23,5**	**18,7**
23,5	**CASH AND CASH EQUIVALENTS AT END OF YEAR**	**147,5**	**27,2**

Cash and cash equivalents includes "Cash" and "Marketable securities".

(*) The financial pro forma statements have not been submitted to a limited review by auditors.

(**) It mainly concerns the acquisition of the holding Beghin-Say do Brasil, which will include the Brazillian sugar activity, from October 1st 2001.

CHANGES IN SHAREHOLDER' EQUITY - GROUP SHARE

(in millions of EUR)

2000 Proforma		30 / 09 / 2001	30 / 09 / 2000 Proforma (**)
548,4	**Shareholder's equity - group share at the beginning of the period**	**557,8**	**548,4**
	Suspense account (*)	(21,8)	
	Self-control investment shares Béghin-Say SA	(4,5)	
(89,9)	Dividends paid	(36,5)	(89,9)
99,8	Net income for the period	43,0	52,3
(0,5)	Exchange adjustments	0,6	(0,4)
557,8	**Shareholder's equity - group share at the end of the period**	**538,6**	**510,4**

(*) The adjustment of the suspense account out of the shareholder's equity corresponds to the reclassification of the provisions for risks cancelled during the demerger process.
(**) The financial pro forma statements have not been submitted to a limited review by auditors.